# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cementos Pacasmayo S.A.A., CIK 0001221029
CUSIP: 15126Q109**
Title of class of securities: COMMON SHARES
Address of issuer's principal executive offices: Calle La Colonia, No. 150, Urb. El Vivero, Santiago de Surco, Lima 33, Peru (R5), 00000
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002130390

## Reporting persons
- Farragut Holdings, Inc. (Cayman Islands): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Eduardo Hochschild Beeck: type of reporting person: individual (IN); citizenship or place of organization: Peru (R5); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cementos Pacasmayo S.A.A.
Address of issuer's principal executive offices: Calle La Colonia, No. 150, Urb. El Vivero, Santiago de Surco, Lima 33, Peru

## Item 2. Person Filing
Citizenship:
Farragut Holdings, Inc. (Cayman Islands)
One Nexus Way
Camana Bay
Grand Cayman KY1-9005
Cayman Islands

Incorporated in Cayman Islands

Eduardo Hochschild Beeck
Hochschild Mining
Calle La Colonia, No. 180
Urb. El Vivero, Surco
Lima 33, Peru

Citizen of Peru

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Inversiones ASPI S.A. ("ASPI") and Farragut Holdings, Inc. (Cayman Islands) ("Farragut") until March 30, 2026 each were a parent holding company or control person, in accordance with 240.13d-1(b)(1)(ii)(G). Eduardo Hochschild and Farragut until March 30, 2026 directly controlled ASPI and Eduardo Hochschild directly and indirectly controlled Farragut.

## Item 4. Ownership
Amount beneficially owned: See the Cover Page for each of the Reporting Persons.
Percent of class: See the Cover Page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Inversiones ASPI S.A., a corporation organized under the laws of Peru ("ASPI") with its principal place of business at Calle La Colonia, No. 150, Urb. El Vivero, Santiago de Surco, Lima 33, Peru, is the majority shareholder and controling person of Cementos Pacasmayo S.A.A. Farragut Holdings, Inc. (Cayman Islands), a corporation organized under the laws of the Cayman Islands ("Farragut") with its principal place of business at One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands, and Eduardo Hochschild until March 30, 2026 were majority shareholders and controlling persons of ASPI. ASPI's principal business is its investment in Cementos Pacasmayo S.A.A., and Farragut's principal business is its investment in ASPI. Eduardo Hochschild was until March 30, 2026 a director of ASPI, and he is the direct and indirect controlling person of Farragut.

Eduardo Hochschild is the controlling person of Farragut and until March 30, 2026 deemed to beneficially own, but only to the extent he has pecuniary interest in, the shares of Cementos Pacasmayo S.A.A. presently owned by ASPI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Farragut Holdings, Inc. (Cayman Islands): /s/ Robert C. Muffly, Robert C. Muffly, Director and President (04/22/2026)
- Eduardo Hochschild Beeck: /s/ Eduardo Hochschild Beeck, Eduardo Hochschild Beeck (04/22/2026)